Notice of Exempt Solicitation

NAME OF REGISTRANT: Dine Brands Global, Inc.

NAME OF PERSON RELYING ON EXEMPTION: The Sisters of Charity of the Blessed Virgin Mary

ADDRESS OF PERSON RELYING ON EXEMPTION: 1100 Carmel Drive

Dubuque, Iowa 52003

Written materials are submitted pursuant to Rule 14(a)-6(g)(1) promulgated under the Securities and Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Subject: Exempt Solicitation on Shareholder Proposal – Report on the Feasibility of Increasing Tipped Workers’ Wages (Proposal Five)

RESOLVED: that shareholders of Dine Brands Global (“Dine”) request that the board of directors analyze and publicly report on the feasibility of increasing tipped workers’ starting wage to a full minimum wage, per state and federal levels, with tips on top to address worker retention issues and economic inequities.

RECOMMENDATION:

The Sisters of Charity of the Blessed Virgin Mary and co-filers1 (the “Proponents”) seek your support to vote FOR Proposal Five on Dine’s proxy card -- “Stockholder Proposal Requesting that the Corporation Produce a Report on the Feasibility of Increasing Tipped Workers’ Wages” (the “Proposal”) -- at the annual shareholder meeting for Dine Brands Global, Inc. (“Dine” or the “Company”) on May 12, 2022.

The COVID-19 pandemic has highlighted the difficulties facing restaurant workers, who are leaving the industry at record rates.2 The industry now suffers from a staffing crisis, with more than seven of 10 restaurant operators reporting that they do not have enough staff to meet demand and half characterizing employee recruitment and retention as their most pressing challenge for 2022.3 In its most recent 10-K filing, the Company stated, “We believe that hiring, developing and retaining team members is critically important to our operations and that our corporate responsibility begins with our team members.”4

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1 Mercy Investment Services

2 https://www.nrn.com/workforce/more-restaurant-employees-are-quitting-any-other-industry-recent-data-shows

3 https://www.businessinsider.com/restaurant-worker-shortage-continuing-through-2022-survey-2022-2

4 Filing on Form 10-K, filed on Mar. 2, 2022, at 13.

At the Company’s annual shareholder meeting, shareholders can ask Dine to consider raising wages for tipped staff in order to improve recruitment and retention, provide tipped workers with greater economic security and address racial disparities. Proposal Five asks Dine’s board of directors to “analyze and publicly report on the feasibility of increasing tipped workers’ starting wage to a full minimum wage, per state and federal levels, with tips on top to address worker retention issues and economic inequities.”

We believe that the feasibility analysis and report requested in the Proposal would:

•	Highlight potential benefits to Dine of going above and beyond legal minimum wage requirements for tipped workers;
•	Permit shareholders to assess oversight of human capital management by Dine’s board; and
•	Provide a roadmap for franchisees to analyze shifting to a full minimum wage.

Under federal law and the law of 43 states, restaurant operators are permitted to pay tipped workers a subminimum wage, which under federal law is $2.13 an hour.5 Although poverty rates for restaurant workers in all states are high, the subminimum tipped wage is associated with higher poverty rates and greater economic inequity. In a recent survey, only 41% of tipped workers who were paid the subminimum wage reported that their tips were sufficient to ensure they received the regular minimum hourly wage,6 which is legally required. Low wages and tips are cited as a primary reason for tipped workers leaving the industry.7

More than 66% of tipped restaurant workers are women and 40% are workers of color.8

In states with a subminimum wage, economic disparities between white and non-white workers, and between male and female workers, are higher than in states where restaurant employers must pay a regular minimum wage.9

By forcing workers to rely on tips for most of their compensation, the subminimum wage creates an environment where tipped workers feel compelled to tolerate harassment and are deterred from enforcing COVID-related mandates. A recent survey found that 73% of female tipped workers and 80% of tipped workers who are women of color “regularly experience sexual behaviors from customers that make them uncomfortable.”10 In states with a subminimum wage, tipped workers report being sexually harassed at twice the rate of tipped workers in states where a regular minimum wage applies.11 Sexual harassment poses legal, financial and reputational risks for companies and their shareholders: A 2020 study found that companies with the highest levels of sexual harassment in a given year, as reflected in accounts on websites Glassdoor and Indeed, had lower shareholder returns the following year, which the authors attributed to “toxic culture.”12

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5 https://onefairwage.site/wp-content/uploads/2021/03/OFW_TheTippingPoint_3-1.pdf, at 4.

6 One Fair Wage and Food Labor Research Center, UC Berkeley, “Unlivable: Increased Sexual Harassment and Wage Theft Continue to Drive Women, Women of Color, and Single Mothers Out of the Service Sector,” at 3 (Apr. 2022) (forthcoming; on file with the proponent) (hereinafter, “Unlivable”).

7 Unlivable, at 5-6.

8 https://drive.google.com/file/d/19zGyWlVUH0cP0JEcniwwzBoAnUuJVWPn/view

9 https://drive.google.com/file/d/19zGyWlVUH0cP0JEcniwwzBoAnUuJVWPn/view

10 Unlivable, at 5.

11 https://onefairwage.site/wp-content/uploads/2021/03/OFW_TheTippingPoint_3-1.pdf, at 2-4.

12 https://www.cfo.com/corporate-finance/2020/08/sexual-harassment-foreshadows-weak-stock-performance-study/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Dine’s proxy statement.

Dine franchises the majority of its Applebee’s and IHOP restaurants, but it owns and operates restaurants in North Carolina and South Carolina. Those company-owned restaurants pay tipped workers the tipped minimum wage rather than the regular minimum wage.13 In its statement in opposition to the Proposal, Dine asserts that it is “concerned about the impact of increasing the base wages as this increase may place [company-owned] restaurants at a competitive disadvantage.” But raising wages could also confer an advantage in the form of improved employee recruitment and retention resulting from greater economic security, reduced racial inequities, and lowered vulnerability to harassment. A study of requirements associated with New York’s subminimum wage for tipped workers suggests that compliance can impose significant burdens on employers, increasing the risk of wage theft claims.14 There is evidence that states without a tipped subminimum wage experience higher tipped worker wages—especially for workers of color--growth in restaurant employment, and rates of restaurant establishment than states with the tipped subminimum wage.15 The feasibility analysis requested by the Proposal would involve consideration of both advantages and drawbacks of moving to the regular minimum wage.

Dine touts the fact that its tipped workers earned an average of $13.59 per hour in early 2022, but its comparison of that figure to the regular federal minimum wage of $7.25 an hour is inapt because the Proposal asks Dine to analyze the feasibility of moving to the regular minimum wage and allowing workers to keep tips. What’s more, Dine’s vaunted $13.59 hourly wage falls short of a living wage in the areas in which Dine operates company-owned restaurants, far short for any worker who is not single and childless:

•	An hourly living wage for a single adult (employed full-time) and one child in North Carolina ranges from $26.27 in Alleghany County to $34.12 in Wake County, according to the MIT Living Wage Calculator.[16]
•	Even for a single adult with no children in North Carolina’s least costly county, Dine’s $13.59 hourly wage is shy of the $13.97 living wage.[17]
•	The MIT Living Wage Calculator pegs the lowest living wage in South Carolina for an adult and one child at $26.40, in the Sumter metropolitan area, nearly double Dine’s average hourly wage for tipped workers; the highest, in Berkeley, Charleston and Dorchester Counties, is $30.94.[18]
•	A single adult with no children could not live on Dine’s $13.59 hourly wage, even in South Carolina’s least costly county, where a single adult’s living wage is $14.16.[19]

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13 See Definitive Proxy Statement of Dine Brands Global Inc. filed on Mar. 30, 2022, at 68 (hereinafter, “Proxy Statement”).

14 See https://workercenterlibrary.org/wp-content/uploads/2021/08/2016_Tipped-Over-Employer-Liability-in-a-Two-Tiered-Wage-State.pdf

15 https://eofnetwork.org/wp-content/uploads/2019/10/Better-Wages-Better-Tips.pdf

16 https://livingwage.mit.edu/states/37/locations

17 https://livingwage.mit.edu/counties/37005

18 https://livingwage.mit.edu/states/45/locations

19 https://livingwage.mit.edu/metros/44940

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Dine’s proxy statement.

Shareholders increasingly expect boards to take an active role in overseeing human capital management policies and practices. Given the importance of staff recruitment and retention, robust oversight of human capital management by Dine’s board is critical. The Proposal asks that the requested feasibility analysis and report be overseen by Dine’s board, which would help ensure that the board is devoting sufficient attention to the issue and provide shareholders with insight into the board’s approach to human capital management.

Finally, we acknowledge that most workers at Applebee’s and IHOP restaurants are employed by franchisees, not Dine, and that Dine “do[es] not control the employment practices or wages paid by [its] franchisees to their employees.”20 Dine is not precluded, however, from sharing with franchisees information relevant to human capital matters. A publicly-disclosed, thorough feasibility analysis regarding a shift from the tipped subminimum to regular minimum wage plus tips at company-owned restaurants could serve as a roadmap for franchisees to analyze the impacts of making such a shift at their restaurants.

For the reasons discussed above, we urge you to vote FOR Proposal Five on Dine’s proxy card. If you have any questions, please contact Natalie Wasek via email at wasek.natalie@gmail.com.

Sincerely,

Sr. Gwen Farry, B.V.M.

The Sisters of Charity of the Blessed Virgin Mary

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20 Proxy Statement, at 68.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Dine’s proxy statement.